UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

As previously disclosed in its current report on Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2023, Meten Holding Group Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), entered into an asset transfer agreement (the “Asset Transfer Agreement”) on June 7, 2023 with two individuals, Jianyu Guo and Tianying Zheng (the “Sellers”), pursuant to which the Company agreed to acquire 200 Bitcoin mining machines in total, or 100 from each of the Sekkers, in consideration for an aggregate number of ordinary shares valued at $880,000 to be issued to the Sellers.

On July 10, 2023, the Company entered into Amendment No. 1 to the Asset Transfer Agreement with the Sellers, pursuant to which all parties agreed that the Company shall issue 2,274,548 ordinary shares to each of Jianyu Guo and Tianying Zheng, or 4,549,069 ordinary shares in total, in consideration for the mining machines acquired under the Asset Transfer Agreement. On July 10, 2023, the parties to the Asset Transfer Agreement closed the transactions contemplated by the agreement and issued a total of 4,549,069 ordinary shares of the Company to the Sellers.

In connection with the closing of the transactions contemplated by the Asset Transfer Agreement, the Company issued a press release on July 14, 2023. Copies of the English translation of Amendment No. 1 to the Asset Transfer Agreement and the press release are attached hereto as Exhibit 10.1 and Exhibit 99.1, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Amendment No. 1 to the Asset Transfer Agreement are subject to, and qualified in their entirety by, such documents.

Exhibits

Exhibit Number	Description of Exhibit
10.1	English Translation of Amendment No. 1 to the Asset Transfer Agreement entered into by and among Meten Holding Group Ltd., Jianyu Guo and Tianying Zheng, dated July 10, 2023
99.1	Press Release - Meten Holding Group Ltd. Announces Purchase of 200 Units of Antminer S19j Pro Bitcoin Mining Machines

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2023

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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